As filed with the Securities and Exchange Commission on August 5, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

L-1 Identity Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	02-08087887
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

177 Broad Street
Stamford, Connecticut 06901
(203) 504-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark S. Molina
Executive Vice President, Chief Legal Officer and Secretary
L-1 Identity Solutions, Inc.
177 Broad Street
Stamford, Connecticut 06901
(203) 504-1100
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:

Marita A. Makinen, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	per Share(1)	Offering Price	Fee
Common Stock, $0.001 par value per share	8,083,472(2)	$13.80	$111,551,913.60	$4,384

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the price of securities of the same class, based on the average of the high and low prices of the shares reported on the New York Stock Exchange on July 31, 2008.

(2)	Represents 8,083,472 shares of common stock of the registrant to be issued to the selling stockholders pursuant to the securities purchase agreements between the registrant and the selling stockholders.

PROSPECTUS

L-1 IDENTITY SOLUTIONS, INC.

8,083,472 SHARES OF COMMON STOCK, PAR VALUE
$0.001 PER SHARE

This prospectus relates solely to the resale by the selling stockholders identified in this prospectus of up to 8,083,472 shares of common stock, par value $0.001 per share (the “Common Stock”), of L-1 Identity Solutions, Inc. (“L-1” or the “Company”), to be issued to the selling stockholders. The selling stockholders entered into securities purchase agreements with the Company pursuant to which they have agreed to purchase shares of Common Stock in a private placement transaction exempt from the registration requirements of the Securities Act of 1933 (as amended, the “Securities Act”) pursuant to Regulation D. This prospectus will be used by the selling stockholders to resell the shares of Common Stock to be acquired by them pursuant to the securities purchase agreements.

The selling stockholders identified in this prospectus may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 23 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

L-1 will not receive any of the proceeds from the sale of these shares by the selling stockholders. L-1 has agreed to pay all expenses relating to registering these shares. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of Common Stock.

L-1’s Common Stock is quoted on the New York Stock Exchange under the symbol “ID.” On July 31, 2008, the last quoted sale price of our Common Stock was $13.47 per share.

Investing in our Common Stock involves significant risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated August 5, 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, certain selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	15
USE OF PROCEEDS	16
SELLING STOCKHOLDERS	16
DESCRIPTION OF CAPITAL STOCK	19
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	25
EXPERTS	25
WHERE YOU CAN FIND MORE INFORMATION	25
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	26
EX-4.11: CERTIFICATE OF DESIGNATIONS
EX-4.15: REGISTRATION RIGHTS AGREEMENT
EX-5.1: OPINION OF WEIL, GOTSHAL & MANGES LLP
EX-10.2.A: AMENDMENT NO.1 TO THE SECURITIES PURCHASE AGREEMENT
EX-23.1: CONSENT OF DELOITTE & TOUCHE LLP
EX-23.2: CONSENT OF DELOITTE & TOUCHE LLP
EX-23.3: CONSENT OF BDO SEIDMAN, LLP
EX-99.1: UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

PROSPECTUS SUMMARY

This summary highlights key aspects of our business that are described in more detail in our reports filed with the Securities and Exchange Commission. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors,” the consolidated financial statements and the other documents we have filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

In this prospectus, the “Company,” “L-1,” “we,” “our” and “us” refer to L-1 Identity Solutions, Inc. and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

Our Company

We are the trusted provider of technology, products, systems and solutions that protect and secure personal identities and assets. Together, our growing portfolio of companies deliver the full range of offerings required for solving the problems associated with managing human identity. These offerings are the cornerstone for building convenient and secure identification solutions. L-1 companies have a 15-year history of serving domestic and international governments, law enforcement and border management agencies, military branches and commercial businesses.

Because of threats to national security and significant economic loss facilitated by identity-based fraud and theft, the market is requiring a more secure and tamper-proof means of validating a claimed identity as well as issuing credentials that grant privileges for travel, physical and logical access to facilities and networks, and performing financial transactions. We believe that the best means available today is through an end-to-end, integrated multi-biometric (finger, face, iris) recognition solution. Our strategy is to provide these products, solutions and services by creating or acquiring the best and most promising technologies and companies in the market today.

We are a leader in multi-modal, state-of-the-art end-to-end solutions with modular components. Through our corporate research center and ongoing development efforts, we remain at the forefront of the latest advances in multi-biometric recognition, imaging and document authentication technology. When used together to form an end-to-end solution, our modular products, services and solutions stand apart as a comprehensive approach to protecting and securing identities.

We offer a full range of biometric solutions, including facial, fingerprint and iris recognition solutions and technologies, both hardware and software based, that enable our customers to deal with a single entity for a wide range of identity applications. Our solutions provide the means to collect, manage and use identity data and enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification programs, criminal identification, military applications, homeland security, including border management, and commercial applications. We believe that consumers of identity protection solutions are demanding end-to-end solutions with increased functionality that can solve their spectrum of needs across the identity life cycle. Our objective is to meet those growing needs by continuing to broaden our product and solution offerings, leveraging our existing customer base to provide additional products and services, expanding our customer base both domestically and abroad, and augmenting our competitive position through strategic acquisitions. We also provide comprehensive government consulting, training, security, technology development, and information technology solutions to the U.S. intelligence community.

The Company operates in two reportable segments: the Identity Solutions segment and the Services segment. The Identity Solutions segment provides credentialing solutions and biometric-based identity solutions to federal agencies, state and local government agencies, including law enforcement and departments of corrections, foreign governments and commercial entities, such as financial, casinos and health care institutions. Customers, depending on their specific needs, may order solutions that include hardware, equipment, consumables, software products or services or combine hardware products, consumables, equipment, software products and services to create a multiple element arrangement. Our Identity Solutions revenues include products and related services, which comprise hardware, components, consumables and software, as well as maintenance, consulting and training services integral to sales of hardware and software. The Services segment provides enrollment services to federal and state government agencies and commercial enterprises, including financial institutions, as well as comprehensive consulting, program management, information analysis, training, security, technology development and information technology solutions to the U.S. intelligence community. Depending upon customer needs, our services can be bundled with identity solution, product and services offerings to create multiple element arrangements.

Our Identity Solutions and Services Offerings have four main areas of focus:

•	Credentialing Solutions, part of our Identity Solutions segment, includes: production of passports, HSPD-12 common access cards, drivers licenses and credential verifications;

•	Multi-biometric Solutions, also part of our Identity Solutions segment, includes: sale of fingerprint and palm print scanners, mobile fingerprint scanners, third party digital video cameras with embedded L-1 software, iris based capture devices (PIER, HIIDE), integrated multi-biometric (finger, face and iris) devices, biometric access control, automated biometric identification system (ABIS), system oriented architectural workflow and database management software and multi-modal algorithms including automated fingerprint and palmprint identification systems, automatic facial recognition systems both static (digital photo or mug shot) and dynamic (video) and automated iris recognition systems (AIRS);

•	Enrollment Solutions, includes provision of enrollment stations and software for fingerprinting and facial data collection and processing, which is part of our Identity Solutions segment, and fingerprint services for background checks for federal, state and local governments, which is part of in the services segment; and

•	Intelligence Services, included in our Services Segment, provide training, program management, security, technical development and IT support to the intelligence community.

We evaluate our business primarily through operating and financial metrics such as revenues, operating income (loss), and earning before interest, depreciation and amortization, intangible asset impairments, in-process research and development charges, and stock-based compensation expense and free cash flow.

Our headquarters are located at 177 Broad Street, Stamford, Connecticut 06901, and our telephone number at that address is (203) 504-1100. Our Internet website is http://www.L1id.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

RECENT DEVELOPMENTS

Digimarc Acquisition

On June 29, 2008, the Company entered into an Amended and Restated Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Dolomite Acquisition Co., a wholly-owned subsidiary of the Company (“Merger Sub”), and Digimarc Corporation (“Digimarc”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, L-1 and Merger Sub commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Digimarc on July 3, 2008.

Pursuant to the Merger Agreement, L-1 agreed to acquire Digimarc for an aggregate consideration of $310 million, which following the spin-off of Digimarc’s digital watermarking business (the “Spin-Off”), will consist only of the Secure ID business. Accordingly, stockholders of Digimarc are eligible to receive consideration from L-1 pursuant to the Offer and shares in DMRC Corporation (“DMRC”), a new publicly-held company following the Spin-Off, which will hold Digimarc’s digital watermarking business. On July 17, 2008, L-1 amended its Offer to provide for consideration of $12.25 per share of Digimarc common stock. The amended price was based on the number of shares of Digimarc common stock expected to be outstanding at the expiration of the Offer, including shares of Digimarc common stock issued upon exercise of Digimarc stock options. The adjusted offer price did not change the total cash consideration to be paid by L-1 for 100% of the issued and outstanding capital stock of Digimarc, which remains at $310 million. In connection with the adjustment of the offer price, Digimarc and L-1 also agreed that if the aggregate price paid to Digimarc stockholders for 100% of the issued and outstanding capital stock of Digimarc exceeded $310 million, then DMRC would pay L-1 a cash amount equal to the excess at the closing of the merger. Conversely, if the aggregate price paid was less than $310 million, then Digimarc, as a wholly-owned subsidiary of L-1, would pay DMRC a cash amount equal to the shortfall at the closing of the merger.

On August 1, 2008 the Company accepted approximately 19,767,699 shares of Digimarc common stock, validly tendered and not withdrawn, pursuant to the Offer, representing approximately 79% percent of the issued and outstanding shares of Digimarc common stock. Also Merger Sub commenced a subsequent offering period to acquire all of the remaining outstanding shares of common stock of Digimarc not tendered into the offer. The subsequent offering period will expire at 5:00 p.m., New York City time, on Friday, August 8, 2008, unless otherwise extended. Following the expiration of the subsequent offering period, L-1 expects that it will acquire all of the remaining outstanding shares of Digimarc common stock through a merger. With the purchase of shares in the Offer, L-1 has sufficient voting power to approve the merger without the affirmative vote of any other Digimarc stockholder. As a result of this merger, Digimarc will become a wholly-owned subsidiary of L-1, and each outstanding share of Digimarc common stock will be cancelled and (except for shares held by L-1 or its subsidiaries or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered into the Offer.

The Offering

The summary below contains basic information about this offering, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Common Stock, please refer to the section of this prospectus entitled “Description of Securities.”

Common Stock outstanding prior to this offering, excluding the shares being offered for resale to the public by the selling stockholders(1)	77,735,048 shares of Common Stock.

Common Stock being offered for resale to the public by the selling stockholders	8,083,472 shares of Common Stock

Common Stock to be outstanding after this offering(2)	85,818,520 shares of Common Stock.

Listing of our Common Stock	The Common Stock is traded on the New York Stock Exchange.

Total proceeds raised by this offering	We will not receive any proceeds from the resale of our Common Stock pursuant to this offering.

New York Stock Exchange symbol	“ID.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors that should be considered with respect to an investment in the Common Stock

(1)	The number of shares of our Common Stock outstanding prior to this offering is based on the number of shares of our Common Stock outstanding as of July 31, 2008. This number does not include, as of July 31, 2008, (i) 7,658,395 shares of our Common Stock reserved for issuance upon exercise of outstanding options under various stock incentive plans; (ii) 2,021,900 shares of our Common Stock reserved for issuance upon exercise of our outstanding warrants; (iii) 1,310,992 shares of our Common Stock reserved for issuance upon conversion of the shares of Series A Convertible Preferred Stock issued pursuant to the terms of the Securities Purchase Agreement, dated as of June 29, 2008, by and between the Company and Robert V. LaPenta; or (iv) 5,468,750 shares of our Common Stock issuable pursuant to the 3.75% Convertible Senior Notes due May 15, 2027.

(2)	The number of shares of our Common Stock to be outstanding after this offering is based on the number of shares of our Common Stock outstanding as of July 31, 2008, and does not include, as of such date, 7,658,395 shares of our Common Stock reserved for issuance upon exercise of options under various stock incentive plans; (ii) 2,021,900 shares of our Common Stock reserved for issuance upon exercise of our outstanding warrants; (iii) 1,310,992 shares of our Common Stock reserved for issuance upon conversion of the shares of Series A Convertible Preferred Stock issued pursuant to the terms of the Securities Purchase Agreement dated as of June 29, 2008, by and between the Company and Robert V. LaPenta; or (iv) 5,468,750 shares of our Common Stock issuable pursuant to the 3.75% Convertible Senior Notes due May 15, 2027.

RISK FACTORS

You should carefully consider the following factors in addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus before you invest in our common stock. The risks described below are the material risks of which we are currently aware; however, they may not be the only material risks that we face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of operating losses.

We have a history of operating losses. Our business operations began in 1993 and, except for 1996 and 2000, have resulted in pre-tax operating losses in each year, which in 2006 and 2007, include significant asset impairments and merger related expenses, amortization of intangible assets and stock-based compensation expense. At June 30, 2008, we had an accumulated deficit of $68.5 million. We will continue to invest in the development of our secure credential and biometric technologies, as well as government services.

We derive over 90% of our revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

More than 90% of our business involves providing solutions, and services under contracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts from government agencies is challenging and government contracts often include provisions that are not standard in commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to unilaterally terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political considerations;

•	include bonding requirements;

•	be subject to onerous procurement procedures; and

•	be subject to cancellation or reduction if government funding becomes unavailable or is cut back.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder. Protests, and similar delays, regarding any future government contracts of a material nature that may be awarded to us could result in materially adverse revenue volatility, making management of inventory levels, cash flows and profitability inherently difficult. Outright loss of any material government contract through the protest process or otherwise, could have a material adverse effect on our financial results and stock price.

Similar to federal government contracts, state and local government agency contracts may be contingent upon availability of funds provided by federal, state or local entities. State and local law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may result in quarterly and annual revenue and operating results that may be irregular and difficult to predict. Such revenue volatility makes management of inventory levels, cash flows and profitability inherently difficult. In addition, if we are successful in winning such procurements, there may be unevenness in shipping schedules, as well as potential delays and changes in the timing of deliveries and recognition of revenue, or cancellation of such procurements.

In addition, government contracts may specify performance criteria that must be satisfied before the customer accepts the products and services. Collection of accounts receivable may be dependent on meeting customer requirements, which may be unpredictable, subject to change by the customer, and not fully understood by us at the time of acceptance of the order, and may require the incurrence of unexpected costs that may be uncompensated and could negatively affect profit margins and our liquidity.

We derive a significant portion of our revenue from federal government customers, the loss of which could have an adverse effect on our revenue.

For the six months ended June 30, 2008 and 2007, two Federal Government agencies accounted for 30% of consolidated revenues. The loss of any of our significant customers would cause revenue to decline significantly and could have a material adverse effect on our business.

We may not realize the full amount of revenues reflected in our backlog, which could harm our operations and significantly reduce our future revenues.

There can be no assurances that our backlog estimates will result in actual revenues in any particular fiscal period because our clients may modify or terminate projects and contracts and may decide not to exercise contract options. Our backlog represents sales value of firm orders for products and services not yet delivered and, for long term executed contractual arrangements (contracts, subcontracts, and customer’s commitments), the estimated future sales value of estimated product shipments, transactions processed and services to be provided over the term of the contractual arrangements, including renewal options expected to be exercised. For contracts with indefinite quantities, backlog reflects estimated quantities based on current activity levels. Our backlog includes estimates of revenues that are dependent on future government appropriation, option exercise by our clients and/or is subject to contract modification or termination. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, we believe that the receipt of revenues reflected in our backlog estimate for the following twelve months will generally be more reliable than our backlog estimate for periods thereafter. If we do not realize a substantial amount of our backlog, our operations could be adversely impacted and our expected future revenues could be significantly reduced.

Our quarterly results are difficult to predict, and if we miss quarterly financial expectations, our stock price could decline.

Our quarterly revenue and operating results are difficult to predict and fluctuate from quarter to quarter. Our operating results in some periods may be below or above the guidance we have provided and may not meet investor expectations. If this happens, the market price of our common stock could be adversely impacted. Fluctuations in our future quarterly operating results may be caused by many factors, including:

•	The size and timing of customer orders, which may be received unevenly throughout a fiscal year;

•	The mix of revenues between solutions and services;

•	The application of new accounting standard or interpretations;

•	Cancellation or modification of contracts or changes in contract estimates; and

•	Contract performance delays.

We have a long sales cycle, which can result in significant revenue fluctuations between periods.

The sales cycle for our products is typically long and subject to a number of significant risks over which we have little control. As our operating expenses are based on anticipated revenue levels, fluctuations in the timing of sales can cause our operating results to vary significantly between periods. If revenue falls significantly below anticipated levels, our business and the market price of our stock would be negatively impacted.

Purchasing decisions for our products and systems may be subject to delay due to many factors that are outside of our control, such as:

•	Appropriation of funds by governments;

•	Political and economic uncertainties;

•	Time required for a prospective customer to recognize the need for our products;

•	Customers requirements for customized features and functionalities;

•	Turnover of key personnel at existing and prospective customers;

•	Customer internal budgeting process; and

•	Customer internal procedures for the approval of large purchases.

We are subject to government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

We are affected by and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our disqualification as a U.S. Government contractor, all of which could adversely affect our business, financial condition and results of operations. Among the most significant regulations affecting our business are:

•	export control regulations;

•	Federal Acquisition Regulation, or the FAR, and agency regulations supplemental to the FAR, which comprehensively regulate the formation and administration of, and performance under government contracts;

•	Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	Foreign Corrupt Practices Act; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These regulations affect how our customers and we can do business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to conduct our business. Any failure by us to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government generally.

Biometric technologies have not achieved widespread commercial acceptance and our strategy of expanding our biometric business could adversely affect our business operations and financial condition.

Part of our strategy is to enhance our leadership in biometric technologies. Pursuing this strategy involves risks. For instance, to date, biometric technologies have not gained widespread commercial acceptance. Although there has been more recent activity, there is no assurance that this activity will continue. Some of the obstacles include a perceived loss of privacy and public perceptions as to the usefulness of biometric products. Whether the market for biometric technologies will expand will be dependent upon factors such as:

•	national or international events which may affect the need for or interest in biometric products or services;

•	the cost, performance and reliability of the products and services and those of our competitors;

•	customers’ perception of the perceived benefit of biometric products and services and their satisfaction with the products and services;

•	public perceptions of the intrusiveness of these biometric products and services and the manner in which firms are using the information collected;

•	public perceptions regarding the confidentiality of private information;

•	proposed or enacted legislation related to privacy of information; and

•	marketing efforts and publicity regarding these products and services.

We do not know when, if ever, biometric products and services will gain widespread commercial acceptance. Certain groups have publicly objected to the use of biometric products and services for some applications on civil liberties grounds and legislation has been proposed to regulate the use of biometric security products. From time to time, biometric technologies have been the focus of organizations and individuals seeking to curtail or eliminate such technologies on the grounds that they may be used to diminish personal privacy rights. If such initiatives result in restrictive legislation, the market for biometric solutions may be adversely affected. Even if biometric technologies gain wide market acceptance, our biometric products and services may not adequately address the requirements of the market and may not gain widespread commercial acceptance.

We face intense competition, which could result in lower revenues and higher research and development expenditures and could adversely affect our results of operations.

The events of September 11, 2001 and subsequent regulatory and policy changes in the U.S. and abroad have heightened interest in the use of biometric security solutions, and we expect competition in this field, which is already substantial, to intensify. Competitors are developing and marketing semiconductor ultrasonic and optically based direct contact fingerprint image capture devices, or retinal blood vessel, iris pattern, hand geometry, voice or various types of facial structure solutions. Among these companies are Cognitec Systems Corporation, CrossMatch Technologies, Imageware Systems, Inc., SAGEM Morpho Inc., NEC Corporation, Cogent, Inc. and Ultra-Scan Corporation. Our products also compete with non-biometric technologies such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in the markets we intend to target could significantly reduce the potential market for our systems and products. Some of our competitors have significantly more resources than we have. Our competitors may introduce products that are more price competitive, have increased performance or functionality or incorporate technological advances that we have not yet developed or implemented. To remain competitive, we must continue to develop, market and sell new and enhanced systems and products at competitive prices, which will require significant research and development expenditures. If we do not develop new and enhanced products or if we are not able to invest adequately in their research and development activities, our business, financial condition and results of operations could be severely and negatively impacted.

Unless we keep pace with changing technologies, we could lose existing customers and fail to win new customers.

In order to compete effectively in the biometrics market, we must continually design, develop and market new and enhanced products. Our future success will depend, in part, upon our ability to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. We may not be able to accurately predict which technologies our customers will support. If we fail to choose correctly among technical directions, or we fail to offer innovative products and services at competitive prices in a timely manner, customers may forego purchases of our products and services and purchase those of our competitors.

Security breaches in systems that we sell or maintain could result in the disclosure of sensitive government information or private personal information that could result in the loss of customers and negative publicity.

Many of the systems we sell manage private personal information and protect information involved in sensitive government functions. The protective security measures that we use in these systems may not prevent security breaches, and failure to prevent security breaches may disrupt our business, damage our reputation, and expose us to litigation and liability. A party who is able to circumvent protective security measures used in these systems could misappropriate sensitive or proprietary information or cause interruptions or otherwise damage our products, services and reputation, and the property and privacy of our customers. If unintended parties obtain sensitive data and information, or create bugs or viruses or otherwise sabotage the functionality of our systems, we may receive negative publicity, incur liability to our customers or lose the confidence of our customers, any of which may cause the termination or modification of our contracts. Further, our insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

In addition, we may be required to expend significant capital and other resources to protect ourselves against the threat of security breaches or to alleviate problems caused by the occurrence of any such breaches. However, protective or remedial measures may not be available at a reasonable price or at all, or may not be entirely effective if commenced.

Our reliance on external suppliers and contract manufacturers may result in disruption of our operations.

The lead-time for ordering certain of products and materials and for building many of our products can be many months. As a result, we must order products and materials based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may purchase more products than we can sell, which can result in increased cash needs and write-downs of obsolete or excess inventory. In addition, if product purchases are delayed, we may lose customers and sales.

We rely on contract manufacturers to produce our hardware products under short term manufacturing arrangements. Although we believe we can find alternative sources of manufacturing our hardware, any disruption of contractual arrangements could result in delaying deliveries or in the loss our sales. We obtain certain hardware and services, as well as software applications, from a limited group of suppliers. Our reliance on these suppliers involves significant risks, including reduced control over quality and delivery schedules. In particular, we are dependent on a single supplier for all of the printers and consumables for the U.S. Department of State passport contract and the U.S. Department of Defense common access card contract. Any financial instability of our suppliers could result in our having to find new suppliers. We may experience significant delays in manufacturing and deliveries of our products and services to customers if we lose our sources or if supplies and services delivered from these sources are delayed. As a result, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or obtain alternative service providers, products or services on a timely basis, in sufficient quantities and of sufficient quality or any significant increase in our costs of components from existing or alternative suppliers could have a severe negative impact on our business, financial condition and results of operations.

The market for our solutions is still developing and if the biometrics industry adopts standards or a platform different from our platform, then our competitive position would be negatively affected.

The market for identity solutions is still developing. The evolution of this market may result in the development of different technologies and industry standards that are not compatible with our current solutions, products or technologies. Several organizations, such as the International Civil Aviation Organization, sets standards for travel documents that its member states then put into effect, and the National Institute for Standards and Testing, which is part of the U.S. Department of Commerce, set standards for biometrics to be used in identification and documentation. Although we believe that our biometric technologies comply with existing standards for finger, face and iris recognition, these standards may change and any standards adopted could prove disadvantageous to or incompatible with our business model and current or future solutions, products and services.

Our plan to pursue sales in international markets may be limited by risks related to conditions in such markets.

For the six months ended June 30, 2008, we derived approximately 9% of our total revenues from international sales and our strategy is to expand our international operations. There is a risk that we may not be able to successfully market, sell and deliver our products in foreign countries.

Risks inherent in marketing, selling and delivering products in foreign and international markets, each of which could have a severe negative impact on our financial results and stock price, include those associated with:

•	regional economic or political conditions;

•	delays in or absolute prohibitions on exporting products resulting from export restrictions for certain products and technologies;

•	loss of, or delays in importing products, services and intellectual property developed abroad, resulting from unstable or fluctuating social, political or governmental conditions;

•	fluctuations in foreign currencies and the U.S. dollar;

•	loss of revenue, property (including intellectual property) and equipment from expropriation, nationalization, war, insurrection, terrorism, criminal acts and other political and social risks;

•	liabilities resulting from any unauthorized actions of our local resellers or agents under the Foreign Corrupt Practices Act or local anti-corruption statutes;

•	the overlap of different tax structures;

•	risks of increases in taxes and other government fees; and

•	involuntary renegotiations of contracts with foreign governments.

We expect that we will have increased exposure to foreign currency fluctuations. As of June 30, 2008, our accumulated other comprehensive income includes accumulated foreign currency translation gains of $8.3 million. In addition, we have significant Japanese yen denominated transactions with Japanese suppliers of hardware and consumables for the delivery to customers under certain material contracts. Fluctuations in foreign currencies, including the Japanese yen, Canadian dollar, and the Euro could result in unexpected fluctuations to our results of operations, which could be material and adverse.

If we do not successfully expand our direct sales and services organizations and partnering arrangements, we may not be able to increase our sales or support our customers.

We sell substantially all of our services and license substantially all of our products through our direct sales organization. Our future success depends on substantially increasing the size and scope of our direct sales force and partnering arrangements, both domestically and internationally. We will face intense competition for personnel, and we cannot guarantee that we will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly trained customer service and support personnel. We cannot guarantee that we will be able to increase the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers. The ability to add additional sales and customer service personnel could result in customer dissatisfaction and loss of customers.

We rely in part upon system integrators original equipment manufacturers, or OEM, and distribution partners to sell our products, technologies and services, and we may be adversely affected if those parties do not actively promote their products or pursue installations that do not use our products, technologies and services.

A portion of our revenue comes from sales to partners including OEMs, systems integrators, distributors and resellers. Some of these relationships have not been formalized in a detailed contract, and may be subject to termination at any time. Even where these relationships are formalized in a detailed contract, the agreements can often be terminated with little or no notice and subject to periodic amendment.

We intend to continue to seek strategic relationships to distribute, license and sell certain of our products. We, however, may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

If our systems and products are not timely delivered or do not perform as promised, we could experience increased costs, lower margins, liquidated damage payment obligations and reputational harm.

We often provide complex systems that are required to operate in difficult or sensitive circumstances. The development of such complex systems may be subject to delays or failure to meet performance requirements to customer specifications. The negative effects of any delay or failure to deliver to meet performance requirements could be exacerbated if the delay or failure occurs in systems that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions where a security breach could have significant consequences. If a product launch is delayed or is the subject of an availability shortage because of problems with our ability to manufacture or assemble the product successfully on a timely basis, or if a product or service otherwise fails to meet performance criteria, we may lose revenue opportunities entirely and/or experience delays in revenue recognition associated with a product or service in addition to incurring higher operating expenses during the period required to correct the defects.

There is a risk that for unforeseen reasons we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. From time to time, in certain critical or complex sale or licensing transactions, we may be compelled to accept liability provisions that vary from our preferred contracting model. There is a risk that in certain contracts and circumstances we may not be successful in adequately minimizing our product and related liabilities or that the protections we negotiate will not ultimately be deemed enforceable. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims. Although we will deploy back-up systems, the failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Failure to maintain the proprietary nature of our technology, intellectual property and manufacturing processes could have a material adverse effect on our business and our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented and we cannot be certain that the rights granted there under will provide competitive advantages to us. Moreover, any current or future issued or licensed patents, or trademarks, or currently existing or future developed trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent or superior to ours, or become available in the market at a lower price.

We may be acquired to expend significant resources to monitor and protect our intellectual property rights. We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation may have a severe negative effect on our financial results and stock price. To determine the priority of inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent and trademark offices, which could result in substantial cost and limitations on the scope or validity of our patents or trademarks.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect our proprietary rights to the same extent as U.S. laws. The failure of foreign laws or judicial systems to adequately protect our proprietary rights or intellectual property, including intellectual property developed on our behalf by foreign contractors or subcontractors may have a material adverse effect on our business, operations, financial results and stock price.

Legal claims regarding infringement by us or our suppliers of third party intellectual property rights could result in substantial costs, diversion of managerial resources and harm to our reputation.

Although we believe that our products and services do not infringe currently existing and validly issued intellectual property rights of others, we might not be able to defend successfully against a third-party infringement claim. A successful infringement claim against us, our customers or our suppliers could subject us to:

•	liability for damages and litigation costs, including attorneys’ fees;

•	lawsuits that prevent us from further use of the intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing fees;

•	having to develop a non-infringing alternative, which could be costly and delay projects;

•	having to indemnify clients with respect to losses they incurred as a result of the alleged infringement; and

•	having to establish alternative sources for products supplied to us by third parties, as discussed above in the risk factor regarding their dependence on limited source suppliers.

Our failure to prevail against any third party infringement claim could have a material adverse effect on our business and financial results. Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of resources and management attention, termination of customer contracts and harm to our reputation.

We may be unable to obtain additional capital required to finance our growth and our acquisition strategy may be adversely affected by unpredictable and unstable market conditions.

Our strategy includes growth of our business through strategic acquisitions. In addition, the installation of our secure credentialing systems requires significant capital expenditures. At June 30, 2008, we had cash and cash equivalents of $8.4 million and availability under our line of credit of $53.9 million. While we believe we have adequate capital resources to meet current working capital and capital expenditure requirements and have been successful in the past in obtaining financing for working capital, capital expenditures, and acquisitions, we expect to have increased capital needs as we continue to expand our business. In addition, our acquisition strategy may be adversely affected by unpredictable and unstable market conditions. Particularly during periods of adverse economic conditions or during a tightening of global credit markets, we may be unsuccessful in raising additional financing or we may have difficulty in obtaining financing at attractive rates or on terms that are not excessively dilutive to existing stockholders.

We are dependent on a small number of individuals, and if we lose key personnel upon whom we are dependent, our business will be adversely affected.

Much of our future success depends on the continued service and availability of our senior management, including our Chairman of the Board, President and Chief Executive Officer, Robert V. LaPenta, and other members of our executive team. These individuals have acquired specialized knowledge and skills with regards to advanced technology identity solutions. The loss of any of these individuals could severely harm our business. Our business is also highly dependent on our ability to retain, hire and motivate talented highly skilled personnel. Experienced personnel in the advanced technology identity solutions industry are in high demand and competition for their talents are intense. If we are unable to successfully attract, retain and motivate key personnel, our business may be severely harmed.

If we fail to recruit and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our government services contracts or win new business.

To be competitive, we must have employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. Often, these employees must have some of the highest security clearances in the United States. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. In addition, some our government services contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover certain incurred costs.

Certain of our stockholders have significant relationships with us, which could result in it taking actions that are not supported by unaffiliated stockholders.

In December 2005, we issued and sold to Aston Capital Partners, L.P. (“Aston”), approximately 7.6 million shares of the common stock of our predecessor, Viisage Technologies, Inc., resulting in gross proceeds to us of $100 million. Aston is an investment fund managed by an entity controlled by certain of our current senior executives. In connection with the Aston Capital Partners, L.P. investment, Aston became the largest stockholder of L-1, owning approximately 10.1% of our outstanding common stock. In addition, Lau Technologies, or (“Lau”) beneficially owns approximately 2.8% of our outstanding common stock. As a result, Aston (together with its affiliate, L-1 Investment Partners LLC) and Lau have an influence on matters requiring approval by our stockholders, including the election of directors and most corporate actions, such as mergers and acquisitions. In addition, we have significant relationships with each of L-1 Investment Partners LLC, Aston and Lau including:

•	Mr. Robert V. LaPenta, the founder and Chief Executive Officer of L-1 Investments Partners LLC, is Chairman of our board of directors and Chief Executive Officer and President;

•	Mr. James DePalma, Mr. Joseph Paresi and Ms. Doni Fordyce who are affiliates of L-1 Investment Partners LLC and Aston, serve as the Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Marketing and Sales Officer, and Executive Vice President and of Corporate Communications, respectively;

•	we entered into a securities purchase agreement with Mr. LaPenta, pursuant to which we agreed to sell to Mr. LaPenta shares of Common Stock and non-voting Series A Convertible Preferred Stock, par value $0.001, of the Company, for an aggregate price of $25 million, which may be increased prior to closing to up to $35 million at the sole discretion of Mr. LaPenta;

•	we acquired intellectual property, contracts and distribution channels through a transaction with Lau in January 2002 under which we agreed to pay Lau a 3.1% royalty on certain of our face recognition revenues through June 30, 2014, up to a maximum of $27.5 million; and

•	in connection with the above transaction with Lau, we entered into consulting agreements with Ms. Joanna Lau, the President of Lau, and her spouse Mr. Denis K. Berube, the Chief Operating Officer of Lau who also serves as a director on our board of directors, under which we will pay each of Ms. Lau and Mr. Berube $0.1 million per year through the earlier of January 10, 2012 or the commencement of the consultants’ full-time employment elsewhere. Mr. Berube and Ms. Lau own a majority of Lau’s stock.

The concentration of large percentages of ownership in any single stockholder, or in any series of single stockholders, may delay or prevent change in control of the Company. Additionally, the sale of a significant number of our shares in the open market by single stockholders or otherwise could adversely affect our stock price.

Risks Related to Our Acquisition Strategy

Integration of recently acquired businesses may be difficult to achieve and will consume significant financial and managerial resources, which may adversely affect operations.

Our operating philosophy is to let acquired businesses operate in autonomous manner subject to corporate oversight but integrating and rationalizing duplicative functions to achieve revenue and cost synergies. We may encounter substantial difficulties, costs and delays in integrating the operations recently acquired and future acquisitions such as:

•	exposure to unknown liabilities of acquired companies or assets;

•	higher than anticipated acquisition costs and expenses;

•	assumption of ongoing litigation matters that may be highly complex and involve significant time, cost and expense;

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	disruption of our ongoing business;

•	potential conflicts in distribution, marketing or other important relationships;

•	potential constraints of management resources;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	failure to realize the potential of acquired technologies, complete product development, or properly obtain or secure appropriate protection of intellectual property rights; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

The geographic distance between the companies and their respective offices and operations increases the risk that the integration will not be completed successfully or in a timely and cost-effective manner. We may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies. The simultaneous integration of these acquisitions may place additional strain on our resources and increase the risk that our business may be adversely affected by the disruption caused by the acquisitions. Our strategy contemplates acquiring additional businesses, the integration of which may consume significant financial and managerial resources, and could have a severe negative impact on our business, financial condition and results of operations.

Our acquisitions could result in future impairment charges and other charges which could adversely affect our results of operations.

At June 30, 2008, goodwill and intangible assets are $1,085.6 million and $186.1 million, respectively. Because goodwill represents a residual after the purchase price is allocated to the fair value of acquired assets and liabilities, it is difficult to quantify the factors that contribute to the recorded amounts. Nevertheless, management believes that the following factors have contributed to the amount recorded:

•	technological development capabilities and intellectual capital;

•	expected significant growth in revenues and profits from the expanding market in identity solutions; and

•	expected synergies resulting from providing multi modal product offerings to existing customer base and to new customers of the combined company.

The recorded amounts at the purchase date for goodwill and other intangible assets are estimates at a point in time and are based on valuations and other analyses of fair value that require significant estimates and assumptions about future events, including but not limited to projections of revenues, market growth, demand, technological developments, political developments, government policies, among other factors, which are derived from information obtained from independent sources, as well as the management of the acquired businesses and our business plans for the acquired businesses and intellectual property. If estimates and assumptions used to initially record goodwill and intangible assets do not materialize, or unanticipated adverse developments or events occur, ongoing reviews of the carrying amounts of such goodwill and intangible assets may result in impairments which will require us to record a charge in the period in which such an impairment is identified, and could have a severe negative impact on its business and financial statements. As of July 25, 2008, our stock price declined by approximately 23% compared to our stock price at December 31, 2007. If the price remains at the current level for a sustained period of time, we may be required to assess the carrying amounts of goodwill and intangible assets of our reporting units before our scheduled annual impairment test. Our estimated enterprise value at July 25, 2008 exceeds the overall carrying amounts of our reporting units.

If we do not achieve the expected benefits of the acquisitions we have made, the price of our common stock could decline.

We expect that the acquisitions that we consummated in 2006 and 2007, as well as the acquisitions that we have made previously will enhance our leadership in the identity solutions industry through the combination of their respective technologies. However, the combination of such technologies might not meet the demands of the marketplace. If our technologies fail to meet such demand, customer acceptance of our biometric products could decline, which would have an adverse effect on our results of operations and financial condition. Further, we expect that the additions to our solutions offerings will extend our reach into our current markets and provide a critical component to our comprehensive offering for new markets in need of identity solutions. However, there can be no assurance that our current customers or customers in new markets will be receptive to these additional offerings. Further, we might not be able to market successfully our products and services to the customers of the companies we acquired. If our solutions offerings and services fail to meet the demands of this marketplace, our results of operations and financial condition could be adversely affected. There is also a risk that we will not achieve the anticipated benefits of the acquisitions as rapidly as, or to the extent, anticipated by financial or industry analysts, or that such analysts will not perceive the same benefits to the acquisitions as they do. If these risks materialize, our stock price could be adversely affected.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933 (as amended, the “Securities Act”) and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are management’s beliefs and assumptions. In addition, other written or oral statements that constitute forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate and statements may be made by or on our behalf. Words such as “should,” “could,” “may,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” and may update our descriptions of such risks, uncertainties and assumptions in any prospectus supplement. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Reference is made in particular to forward-looking statements regarding growth strategies, financial results, product development, expected backlog, regulatory approvals, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance or continued acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in connection with the issuance of Common Stock to the selling stockholders in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Regulation D. All sales of such Common Stock will be by or for the account of the selling stockholders. We will not receive any proceeds from the resale by any selling stockholder of the shares of Common Stock. The proceeds from the original issuance and sale of such Common Stock to the selling stockholders will be used by the Company to finance in part its acquisition of Digimarc. The selling stockholders will not cover any of the expenses that are incurred by us in connection with the registration of the Common Stock, but the selling stockholders will pay any commissions, discounts and other compensation to any broker-dealers through whom any such selling stockholders sells any of the Common Stock.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, and expansion plans. In addition, our credit facility prevents us from paying dividends or making other distributions to our stockholders.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. The shares of common stock offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that they were accredited investors or qualified institutional buyers, as applicable, and were acquiring our common stock for investment and had no present intention of distributing the common stock. We have agreed to file a registration statement covering the common stock received by the selling stockholders. We filed with the SEC, under the Securities Act, a Registration Statement on Form S-3 with respect to the resale of the common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

		Number of
	Number of	Shares of
	Shares of	Common	Number of
	Common	Stock	Shares of	Percentage
	Stock	Offered for	Common	of Common
	Owned	Resale	Stock	Stock
	Prior to	Pursuant to	Owned	Owned
	the	the	After the	After the
Name of Selling Stockholder	Offering	Offering	Offering(1)	Offering(2)

MHR Capital Partners Master	851,816	481,324	370,492	*
Account LP(3) 40 West 57th Street, 24th Floor New York, NY 10019
MHR Capital Partners (100) LP(4)	78,528	63,175	15,353	*
40 West 57th Street, 24th Floor New York, NY 10019
MHR Institutional Partners III LP(5)	4,859,112	4,859,112	0	*
40 West 57th Street, 24th Floor New York, NY 10019
Iridian Partners Fund, L.P.(6)	166,884	151,984	14,900	*
276 Post Road West Westport, CT 06880
First Eagle Fund of America(7)	1,924,377	1,777,877	146,500	*
1345 Avenue of the Americas 23rd Floor New York, NY 10105
Robert V. LaPenta(8)	11,321,902	750,000	10,571,902	12.4%
177 Broad Street, 12th floor Stamford, CT 06901

*	Represents less than 1%.

(1)	Assumes that each selling stockholder will resell all of the shares of our common stock offered hereunder.

(2)	Applicable percentage of ownership is based on 77,735,048 shares of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008 and the 8,083,472 shares of common stock offered for resale pursuant to this Registration Statement.

(3)	MHR Capital Partners Master Account LP (“Master Account”) will have voting and investment control over 370,492 shares of our common stock after this offering, which amount comprises less than 1% of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008. MHR Advisors LLC (“Advisors”) is the general partner of Master Account and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Master Account. Dr. Mark H. Rachesky (“Dr. Rachesky”) is the managing member of Advisors. In such capacity, Dr. Rachesky may be deemed to be a beneficial owner of shares held for the account of Master Account. MHR Fund Management LLC (“Fund Management”) is an affiliate of and has an investment management agreement with Master Account pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares held for the account of Master Account and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Master Account.

(4)	MHR Capital Partners (100) LP (“Capital Partners (100)”) will have voting and investment control over 15,353 shares of our common stock after this offering, which amount comprises less than 1% of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008. Advisors is the general partner of Capital Partners (100) and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Capital Partners (100). Dr. Rachesky is the managing member of Advisors. In such capacity, Dr. Rachesky may be deemed to be a beneficial owner of shares held for the account of Capital Partners (100). Fund Management is an affiliate of and has an investment management agreement with Capital Partners (100) pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares held for the account of Capital Partners (100) and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Capital Partners (100).

(5)	MHR Institutional Advisors III LLC (“Institutional Advisors III”) is the general partner of MHR Institutional Partners III LP (“Institutional Partners III”) and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Institutional Partners III. Dr. Rachesky is the managing member of Institutional Advisors III. In such capacity, Dr. Rachesky may be deemed to be a beneficial owner of shares held for the account of Institutional Partners III. Fund Management is an affiliate of and has an investment management agreement with Institutional Partners III pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares held for the account of Institutional Partners III and, accordingly, may be deemed to be the beneficial owner of shares held for the account of Institutional Partners III.

(6)	Iridian Asset Management LLC has voting and investment control over Iridian Partners Fund L.P. (“Iridian LP”) and will have voting and investment control over 14,900 shares of our common stock after this offering, which amount comprises less than 1% of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008.

(7)	Iridian Asset Management LLC has voting and investment control over First Eagle Fund of America (“FEA”) and will have voting and investment control over an aggregate of 161,400 shares of our common stock after this offering, consisting of 14,900 shares of common stock owned by Iridian LP and 146,500 shares of our common stock owned by FEA after this offering, which amount comprises less than 1% of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008.

(8)	We are party to certain agreements with Mr. LaPenta, which are described below, under “Certain Relationships and Related Party Transactions.” Mr. LaPenta may be deemed to be the beneficial owner of 10,571,902 shares of our common stock after this offering, which together with 78,750 options exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008, comprises approximately 12.6% of our common stock outstanding as of July 31, 2008, together with securities exercisable for, or convertible into, shares of common stock within 60 days of July 31, 2008. This amount does not include the 1,145,337 shares of common stock that Mr. LaPenta is entitled to upon conversion of the 15,107 shares of Series A Convertible Preferred Stock issued to him by the Company, or the 165,655 shares of common stock underlying up to 2,185 additional shares of Series A Convertible Preferred Stock that Mr. LaPenta may become entitled to pursuant to a contractual price protection right, as described on page 19 under “Certain Relationships and Related Parties Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On June 29, 2008, L-1 entered into a securities purchase agreement with Mr. Robert V. LaPenta, the Chairman and Chief Executive Officer of L-1 (the “LaPenta Agreement”), pursuant to which L-1 agreed to sell to Mr. LaPenta shares of Common Stock and non-voting Series A Convertible Preferred Stock, par value $0.001, of the Company (the “Series A Preferred Stock”) for an aggregate price of $25 million, which may be increased prior to closing to up to $35 million at the sole discretion of Mr. LaPenta. Pursuant to the terms of the LaPenta Agreement, Mr. LaPenta was provided with an option, exercisable following the close of business on June 30, 2008, to purchase shares of Common Stock for either (i) a per share price of $12.9543 (representing a 4% discount to the volume weighted average price of a share of Common Stock on June 30, 2008, as reported by Bloomberg Financial Markets) or (ii) a per share price of $13.19, together with a contractual price protection right to receive additional shares of Common Stock if the volume weighted average price of a share of Common Stock as reported by Bloomberg Financial Markets for the 30 consecutive trading days ending on the last trading day prior to June 30, 2009 is less than $13.19 subject to the 8% cap on the adjustment. Mr. LaPenta elected option (ii) above. It is currently anticipated that Mr. LaPenta will invest an aggregate of $25 million. Accordingly, upon consummation of the transactions contemplated by the LaPenta Agreement, Mr. LaPenta will purchase 750,000 shares of Common Stock and 15,107 shares of Series A Preferred Stock. Mr. LaPenta will be entitled to a contractual price protection right to acquire up to 2,185 additional shares of Series A Preferred Stock of the Company (assuming an aggregate purchase price of $25 million).

Pursuant to the LaPenta Agreement, L-1 will ask for stockholder approval of the conversion of Mr. LaPenta’s Series A Preferred Stock into shares of common stock at L-1’s next annual meeting of stockholders. If such approval is obtained, the shares of Series A Preferred Stock will be converted into 1,145,337 shares of Common Stock at a conversion price of $13.19 per share. If Mr. LaPenta transfers shares of Series A Preferred Stock to an unrelated third party, the Series A Preferred Stock will automatically convert into common stock at a conversion price of $13.19 per share. The Series A Preferred Stock will have a preference of $1,000 per share upon any liquidation or dissolution of L-1, and upon a merger, consolidation, share purchase or similar business combination transaction, will entitle the holder to receive the same consideration as holders of common stock, as if the Series A Preferred Stock was converted into common stock immediately prior to such event.

We have described additional details of the LaPenta Agreement in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 3, 2008, which is incorporated by reference into this prospectus.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of the material features and rights of our capital stock. This description does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our certificate of incorporation and by-laws.

General

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.001 per share and 2,000,000 shares of preferred stock, par value $0.001 per share, of which 25,000 shares have been designated as Series A Preferred Stock. As of July 31, we have 77,735,048 shares of our common stock issued and outstanding held by approximately 810 holders of record. As of July 31, 2008, 366,815 shares of our common stock were held in treasury. Currently, we have no shares of our Series A Preferred Stock outstanding. The outstanding shares of our common stock are fully paid and non-assessable. As of July 31, 2008, we have an aggregate of 9,680,295 shares of common stock reserved for issuance upon exercise of options and warrants granted or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. In addition, there are 1,145,337 shares of common stock and 2,185 shares of Series A Preferred Stock reserved for issuance pursuant to the Company’s obligations under its agreements with the selling stockholders. The 2,185 shares of Series A Preferred Stock are convertible into 165,655 shares of our common stock. Accordingly, an aggregate of 1,310,992 shares of common stock are reserved for issuance pursuant to the Company’s obligations under its agreements with the selling stockholders.

A description of our common stock and Series A Preferred Stock appears below.

Common Stock

Dividends

Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as our board of directors may determine in their sole discretion. To date, we have not paid any cash dividends. Our credit facility prevents us from paying dividends or making other distributions to our stockholders.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation and Other Rights

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock.

Preferred Stock

Under our certificate of incorporation, as amended to date, we have authority to issue, in one or more series, 2,000,000 shares of preferred stock, par value $0.001 per share. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of our outstanding stock without the separate vote of holders of preferred stock as a class. Currently, no shares of our preferred stock are outstanding.

Our board of directors is authorized to designate, for each series of preferred stock, the preferences, qualifications, limitations, restrictions and optional or other special rights of such series. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Series A Preferred Stock

We have 25,000 shares of preferred stock, par value $0.001 per share, designated as Series A Preferred Stock.

Dividend Rights.

The Series A Preferred Stock is entitled to receive dividends equally and ratably with the holders of shares of our common stock and on the same date that such dividends are payable to holders of shares of our common stock. We can elect whether to declare dividends in cash or to not declare and pay dividends, in which case the per share dividend amount will be added to the liquidation preference of $1,000. If we elect to pay any dividend on our shares of common stock in the form of our common stock, such dividend shall instead be payable to the holders of Series A Preferred Stock in the form of Series A Preferred Stock.

Voting Rights.

Other than any voting rights provided by the Delaware General Corporation Law, the holders of shares of Series A Preferred Stock do not have voting rights.

Conversion Rights and Redemption Rights.

Each share of Series A Preferred Stock is convertible into a number of shares of our common stock equal to the liquidation preference then in effect divided by $13.19. If all shares of Series A Preferred Stock issuable on the closing date pursuant to the LaPenta Agreement were to be converted, we would be obligated to issue 1,145,337 shares of our common stock. The Series A Preferred Stock is automatically convertible at any time Mr. LaPenta, the initial holder, transfers such shares of Series A Preferred Stock to an unaffiliated third party. The Series A Preferred Stock held by the initial holder are also eligible for conversion into shares of common stock upon the approval by our stockholders of such conversion at our next annual meeting in accordance with the rules and regulations of the New York Stock Exchange. In the event that such approval is not obtained at our next annual meeting, we will be obligated to seek stockholder approval for such conversion at the three (3) annual meetings following our next annual meeting.

All outstanding shares of Series A Preferred Stock, if any, on June 30, 2028, shall automatically convert into fully paid and non-assessable shares of Series B Preferred Stock with a liquidation preference equal to the $1,000 per share of Series B Preferred Stock, at a conversion price per share equal to the liquidation preference of the Series A Preferred Stock.

Right to Receive Liquidation Distributions.

The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, subject to increase for accrued and unpaid dividends. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid in redemption of such share out of the assets of the Company available for distribution to its stockholders the liquidation preference, before any distribution is made to holders of shares of common stock. Notably, a consolidation, merger, share exchange or similar transaction involving the Company and any other entity, or a sale or transfer of all or any part of the Company’s assets for cash, securities or other property, are not considered a liquidation, dissolution or winding up of the Company. Instead, a merger, consolidation, share purchase or similar business combination transaction, will entitle the holder to receive the same consideration as holders of common stock, as if the Series A Preferred Stock was converted into common stock immediately prior to such event.

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law

Classified board of directors.  Our certificate of incorporation, as amended to date, provides that there shall be no more than fourteen directors and the board of directors shall be classified. Our current board of directors consists of (i) three directors as Class I directors whose term of office shall expire in 2009, (ii) five directors as Class II directors whose term of office shall expire in 2010 and (iii) four directors as Class III directors who were elected in 2008 and whose term of office shall expire in 2011.

Anti-Takeover Provisions.  The provisions of the General Corporation Law of the State of Delaware, or DGCL, our certificate of incorporation and by-laws may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, we have not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

The transfer agent for our common stock is Computershare Limited.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “ID.”

PLAN OF DISTRIBUTION

We will not receive any proceeds from sales of any shares of common stock by the selling stockholders. The selling stockholders may sell the shares of common stock from time to time on the New York Stock Exchange or any national securities exchange or automated interdealer quotation system on which the shares of common stock are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares of common stock by one or more of the following methods, including, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of common stock are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

•	through the distribution of the shares of common stock by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

•	The selling stockholders may also transfer the shares of common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of common stock.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares of common stock at a stipulated price per security. If the broker-dealer is unable to sell shares of common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares of common stock at the stipulated price. Broker-dealers who acquire shares of common stock as principals may thereafter resell the shares of common stock from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares of common stock are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares of common stock are covered by this prospectus.

The number of a selling stockholder’s shares of common stock offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares of common stock will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares of common stock short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares of common stock offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ shares of common stock being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares of common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and purchasers of selling stockholders’ shares of common stock, for who they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of common stock sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker- dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares of common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares of common stock. A selling stockholder may also loan or pledge the shares of common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares of common stock offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market- making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Pursuant to the registration rights granted to the selling stockholders in connection with financing of the acquisition of Digimarc Corporation, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The shares of common stock offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the shares of common stock under the Securities Act and to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the date on which the selling stockholders have sold all of the shares of common stock or such shares of common stock are transferred or (ii) the first anniversary of the effective date of the registration statement. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of our common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

Our common stock is quoted on the New York Stock Exchange under the symbol “ID.” There can be no assurance that any selling stockholder will sell any or all of the shares of common stock pursuant to this prospectus. In addition, the shares of common stock covered by this Registration Statement that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Registration Statement.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements of L-1 Identity Solutions, Inc. (“L-1”) and subsidiaries as of and for the years ended December 31, 2007 and 2006, incorporated by reference from L-1’s Annual Report on Form 10-K, and the effectiveness of L-1’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference in this prospectus (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the adoption of SFAS No. 123(R), Share-Based Payment, on January 1, 2006 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows of L-1 for the year ended December 31, 2005, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated by reference in this prospectus, and are incorporated by reference in this prospectus in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bioscrypt Inc. (“Bioscrypt”) and subsidiaries incorporated by reference in this prospectus by reference from L-1’s Current Report on Form 8-K/A, dated May 9, 2008, have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles that have a material effect on the comparability of the financial statements, and to conditions and events that cast doubt on Bioscrypt’s ability to continue as a going concern), which is incorporated by reference in this prospectus. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http://l1id.com.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901
Attn: Investor Relations
(203) 504-1100

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and will modify and supersede the information included in this prospectus to the extent that the information included as incorporated by reference modifies or supersedes the existing information. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission pursuant to Sections 13, 14, or 15(d) of the Securities Exchange Act of 1934.

The following documents filed by us with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the period ended March 31, 2008 and for the period ended June 30, 2008;

•	Current Reports on Form 8-K filed on July 17, 2008, July 3, 2008, May 13, 2008, May 1, 2008, March 25, 2008, March 10, 2008, February 15, 2008 and January 10, 2008, and Form 8-K/A Amendment No. 1 filed on May 9, 2008; and

•	Definitive Proxy Statement on Schedule 14A dated March 20, 2008, relating to our annual meeting of stockholders held on May 7, 2008.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus and any or all of the information that has been incorporated by reference in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy all materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, all reports and documents that we have filed with the SEC can be obtained from the SEC’s Internet Site at http://www.sec.gov, or by visiting the “Investor Relations” section of our website at http://l1id.com.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The table below itemizes the expenses payable by us in connection with the registration and issuance of the securities being registered hereunder. We will bear all expenses of this offering. All amounts shown are estimates, except for the SEC registration fee.

Securities Act Registration Fee	$4,384
Legal Fees and Expenses	$100,000
Printing Expenses	$25,000
Accounting Fees and Expenses	$25,000
Miscellaneous	$0
Total	$154,384

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the General Corporation Law of the State of Delaware also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The General Corporation Law of the State of Delaware also provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The General Corporation Law of the State of Delaware also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

Article IX of the Registrant’s Certificate of Incorporation and Article 5 of the Registrant’s By-laws provide for mandatory indemnification of the Registrant’s directors and officers, and permissible indemnification of its employees and other agents, to the maximum extent permitted by the General Corporation Law of the State of Delaware. The Registrant has also entered into indemnification agreements with its directors and officers that require the Registrant, among other things, to indemnify these individuals against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Pursuant to the terms and conditions of the LaPenta Agreement, Mr. LaPenta is entitled to indemnification for breaches of representations and warranties or covenants of the Company and against any claims relating to the transactions contemplated by the LaPenta Agreement and the merger of the Company with Digimarc.

The above discussion of the General Corporation Law of the State of Delaware and the Registrant’s Certificate of Incorporation, By-laws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, Certificate of Incorporation, By-laws and indemnification agreements.

The Registrant maintains liability insurance for the benefit of its directors and officers.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The Following Exhibits are being furnished herewith or incorporated by reference herein:

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of October 5, 2004, by and among Viisage Technology, Inc., Imaging Automation, Inc. and Ireland Acquisition Corp. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 8, 2004).***
2.2		Agreement and Plan of Merger, dated as of November 15, 2005, by and among Viisage Technology, Inc., Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on November 18, 2005).***
2.3		Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage Technology, Inc., VIDS Acquisition Corp. and Identix Incorporated (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 13, 2006).***
2.4		Agreement and Plan of Merger, dated as of February 5, 2006, by and among Viisage Technology, Inc., SecuriMetrics, Inc. and VS Able Acquisition Corp. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on February 6, 2006).***
2.5		Agreement and Plan of Merger, dated as of July 14, 2006, by and among Viisage Technology, Inc., Iris Acquisition I Corp., Iridian Technologies, Inc., Perseus 2000 L.L.C., as stockholder representative, and other parties named therein (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 18, 2006).***
2.6		Arrangement Agreement, dated as of November 15, 2006 (the “Arrangement Agreement”), among L-I Identity Solutions, Inc., 6653375 Canada Inc. and ComnetiX Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on November 16, 2006).***
2	.6(a)	Amendment No. 1 to the Arrangement Agreement, dated January 9, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 11, 2007).***
2	.6(b)	Amendment No. 2 to the Arrangement Agreement, dated January 25, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 29, 2007).***
2	.6(c)	Amendment No. 3 to the Arrangement Agreement, dated February 7, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on February 13, 2007).***
2.7		Agreement and Plan of Reorganization, dated May 16, 2007, by and among L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company and L-1 Merger Co. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on May 16, 2007).***
2.8		Agreement and Plan of Merger, dated as of June 18, 2007, by and among McClendon LLC, the selling stockholders, L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company and Patty Hardt, as the selling stockholders’ representative (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on June 20, 2007).***
2.9		Arrangement Agreement, dated as of January 5, 2008, by and among L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company, 6897525 Canada Inc. and Bioscrypt Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 10, 2008).***
2.10		Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and Digimarc Corporation (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 3, 2008).***
2	.10(a)	Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated July 17, 2008, by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and Digimarc Corporation (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 17, 2008).***

Exhibit
Number	Description

3.1	Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on May 16, 2007 (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on May 16, 2007).***
3.2	Amended and Restated By-Laws (filed as Exhibit 3.2 to our Current Report on Form 8-K filed on November 5, 2007).***
4.1	Specimen Certificates for Common Stock (filed as Exhibit 4.1 to our Registration Statement on Form 8-A filed on August 29, 2006).***
4.2	Indenture relating to Convertible Senior Notes due 2027, dated as May 17, 2007, by and between L-1 Identity Solutions, Inc. and The Bank of New York, as trustee (including the form of 3.75% Convertible Senior Notes due 2027) (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on May 23, 2007).***
4.3	Form of 3.75% Convertible Senior Notes due 2027 (included as Exhibit A to Exhibit 4.2 hereto).***
4.4	Warrant, dated as of March 9, 2004, issued by Identix Incorporated in favor of Delean Vision Worldwide, Inc. (filed as Exhibit 4.2 to the Registration Statement on Form S-3 filed by Identix Incorporated on March 25, 2004).***
4.5	Warrant No. L-1, dated December 16, 2005, issued by Viisage Technology, Inc. to Aston Capital Partners, L.P. (filed as Exhibit 10.2 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 2005).***
4.6	Warrant No. L-2, dated December 16, 2005, issued by Viisage Technology, Inc. to Aston Capital Partners, L.P. (filed as Exhibit 10.3 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 2005).***
4.7	Warrant No. L-3, dated December 16, 2005, issued by Viisage Technology, Inc. to L-1 Investment Partners LLC (filed as Exhibit 10.4 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 1005).***
4.8	Registration Rights Agreement, dated as of May 17, 2007, by and among the Company and Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on May 23, 2007).***
4.9	Form of Station 4, LLC Warrant (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 10 of L-1 Wireless LLC filed May 1, 2006 (the “Form 10”)).***
4.10	Warrant Agreement, dated as of July 17, 2006, among L-1 Wireless Inc. and the Holders listed on Schedule I thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of L-1 Wireless LLC filed July 21, 2006 (the “July 21, 2006 Form 8-K”)).***
4.11	Certificate of Designations for L-1 Identity Solutions, Inc. Series A Convertible Preferred Stock.**
4.15	Registration Rights Agreement, dated as of August 5, 2008, by and among L-1 Identity Solutions, Inc. and MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP.**
4.16	Registration Rights Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated by reference to Exhibit 10.2 to the Company’s Statement on Schedule 13-D/A filed on July 3, 2008).***
4.17	Registration Rights Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Iridian Asset Management LLC (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
4.18	Registration Rights Agreement, dated as of May 17, 2007, by and among the Company and Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on May 23, 2007).***
5.1	Opinion of Weil, Gotshal & Manges LLP.**
10.1	Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***

Exhibit
Number		Description

10.2		Securities Purchase Agreement, dated as of June 30, 2008, by and between L-1 Identity Solutions, Inc. and LRSR LLC (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
10	.2(a)	Amendment No.1 to the Securities Purchase Agreement, dated August 4, 2008, by and between L-1 Identity Solutions, Inc. and LRSR LLC.**
10.3		Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Iridian Asset Management LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008)***
18.1		Letter, dated March 16, 2006, from BDO Seidman LLP to Viisage Technology, Inc. (filed as Exhibit 18.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).***
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.**
23.2		Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants.**
23.3		Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.**
23.4		Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)**
24		Power of Attorney (included herewith on the signature page)**
99.1		Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2008.**

*	To be filed by amendment.

**	Filed herewith.

***	Incorporated by reference.

ITEM 17.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than for the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Stamford, Connecticut, on this 5th day of August, 2008.

L-1 IDENTITY SOLUTIONS, INC.

/s/ Robert V. LaPenta
By:  Robert V. LaPenta

Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert V. LaPenta, James A. DePalma and Vincent A. D’Angelo, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement of Form S-3 (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert V. LaPenta Robert V. LaPenta	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 5, 2008

/s/ James A. DePalma James A. DePalma	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	August 5, 2008

/s/ Vincent A. D’Angelo Vincent A. D’Angelo	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	August 5, 2008

/s/ B.G. Beck B.G. Beck	Director	August 5, 2008

/s/ Denis K. Berube Denis K. Berube	Director	August 5, 2008

/s/ Milton E. Cooper Milton E. Cooper	Director	August 5, 2008

Signature	Title	Date

/s/ Robert S. Gelbard Robert S. Gelbard	Director	August 5, 2008

/s/ Malcolm J. Gudis Malcolm J. Gudis	Director	August 5, 2008

/s/ John E. Lawler John E. Lawler	Director	August 5, 2008

/s/ Admiral James M. Loy Admiral James M. Loy	Director	August 5, 2008

/s/ Peter Nessen Peter Nessen	Director	August 5, 2008

/s/ Harriet Mouchly-Weiss Harriet Mouchly-Weiss	Director	August 5, 2008

/s/ B. Boykin Rose B. Boykin Rose	Director	August 5, 2008

INDEX TO EXHIBITS

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of October 5, 2004, by and among Viisage Technology, Inc., Imaging Automation, Inc. and Ireland Acquisition Corp. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 8, 2004).***
2.2		Agreement and Plan of Merger, dated as of November 15, 2005, by and among Viisage Technology, Inc., Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on November 18, 2005).***
2.3		Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage Technology, Inc., VIDS Acquisition Corp. and Identix Incorporated (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 13, 2006).***
2.4		Agreement and Plan of Merger, dated as of February 5, 2006, by and among Viisage Technology, Inc., SecuriMetrics, Inc. and VS Able Acquisition Corp. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on February 6, 2006).***
2.5		Agreement and Plan of Merger, dated as of July 14, 2006, by and among Viisage Technology, Inc., Iris Acquisition I Corp., Iridian Technologies, Inc., Perseus 2000 L.L.C., as stockholder representative, and other parties named therein (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 18, 2006).***
2.6		Arrangement Agreement, dated as of November 15, 2006 (the “Arrangement Agreement”), among L-I Identity Solutions, Inc., 6653375 Canada Inc. and ComnetiX Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on November 16, 2006).***
2	.6(a)	Amendment No. 1 to the Arrangement Agreement, dated January 9, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 11, 2007).***
2	.6(b)	Amendment No. 2 to the Arrangement Agreement, dated January 25, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 29, 2007).***
2	.6(c)	Amendment No. 3 to the Arrangement Agreement, dated February 7, 2007 (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on February 13, 2007).***
2.7		Agreement and Plan of Reorganization, dated May 16, 2007, by and among L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company and L-1 Merger Co. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on May 16, 2007).***
2.8		Agreement and Plan of Merger, dated as of June 18, 2007, by and among McClendon LLC, the selling stockholders, L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company and Patty Hardt, as the selling stockholders’ representative (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on June 20, 2007).***
2.9		Arrangement Agreement, dated as of January 5, 2008, by and among L-1 Identity Solutions, Inc., L-1 Identity Solutions Operating Company, 6897525 Canada Inc. and Bioscrypt Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on January 10, 2008).***
2.10		Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and Digimarc Corporation (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 3, 2008).***
2	.10(a)	Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated July 17, 2008, by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and Digimarc Corporation (filed as Exhibit 2.1 to our Current Report on Form 8-K filed on July 17, 2008).***
3.1		Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on May 16, 2007 (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on May 16, 2007).***
3.2		Amended and Restated By-Laws (filed as Exhibit 3.2 to our Current Report on Form 8-K filed on November 5, 2007).***
4.1		Specimen Certificates for Common Stock (filed as Exhibit 4.1 to our Registration Statement on Form 8-A filed on August 29, 2006).***

Exhibit
Number		Description

4.2		Indenture relating to Convertible Senior Notes due 2027, dated as May 17, 2007, by and between L-1 Identity Solutions, Inc. and The Bank of New York, as trustee (including the form of 3.75% Convertible Senior Notes due 2027) (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on May 23, 2007).***
4.3		Form of 3.75% Convertible Senior Notes due 2027 (included as Exhibit A to Exhibit 4.2 hereto).***
4.4		Warrant, dated as of March 9, 2004, issued by Identix Incorporated in favor of Delean Vision Worldwide, Inc. (filed as Exhibit 4.2 to the Registration Statement on Form S-3 filed by Identix Incorporated on March 25, 2004).***
4.5		Warrant No. L-1, dated December 16, 2005, issued by Viisage Technology, Inc. to Aston Capital Partners, L.P. (filed as Exhibit 10.2 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 2005).***
4.6		Warrant No. L-2, dated December 16, 2005, issued by Viisage Technology, Inc. to Aston Capital Partners, L.P. (filed as Exhibit 10.3 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 2005).***
4.7		Warrant No. L-3, dated December 16, 2005, issued by Viisage Technology, Inc. to L-1 Investment Partners LLC (filed as Exhibit 10.4 to the Schedule 13D filed by Aston Capital Partners, L.P. on December 23, 1005).***
4.8		Registration Rights Agreement, dated as of May 17, 2007, by and among the Company and Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on May 23, 2007).***
4.9		Form of Station 4, LLC Warrant (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 10 of L-1 Wireless LLC filed May 1, 2006 (the “Form 10”)).***
4.10		Warrant Agreement, dated as of July 17, 2006, among L-1 Wireless Inc. and the Holders listed on Schedule I thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of L-1 Wireless LLC filed July 21, 2006 (the “July 21, 2006 Form 8-K”)).***
4.11		Certificate of Designations for L-1 Identity Solutions, Inc. Series A Convertible Preferred Stock.**
4.15		Registration Rights Agreement, dated as of August 5, 2008, by and among L-1 Identity Solutions, Inc. and MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP.**
4.16		Registration Rights Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated by reference to Exhibit 10.2 to the Company’s Statement on Schedule 13-D/A filed on July 3, 2008).***
4.17		Registration Rights Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Iridian Asset Management LLC (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
5.1		Opinion of Weil, Gotshal & Manges LLP.**
10.1		Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
10.2		Securities Purchase Agreement, dated as of June 30, 2008, by and between L-1 Identity Solutions, Inc. and LRSR LLC (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
10	.2(a)	Amendment No. 1 to the Securities Purchase Agreement, dated as of August 4, 2008, by and between L-1 Identity Solutions, Inc. and LRSR LLC.**
10.3		Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 Identity Solutions, Inc. and Iridian Asset Management LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2008).***
18.1		Letter, dated March 16, 2006, from BDO Seidman LLP to Viisage Technology, Inc. (filed as Exhibit 18.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).***
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.**

Exhibit
Number	Description

23.2	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants.**
23.3	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.**
23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).**
24	Power of Attorney (included herewith on the signature page).**
99.1	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2008.**

*	To be filed by amendment.

**	Filed herewith.

***	Incorporated by reference.